UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 1-9753

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eagle US 2 LLC Employee Savings Plan for

Certain Collective Bargaining Employees

(referred to herein as the “Plan”)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axiall Corporation

Suite 1200

1000 Abernathy Rd NE

Atlanta, Georgia 30328

(770) 395-4500

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015, Supplemental Schedule as of December 31, 2015, and Reports of Independent Registered Public Accounting Firms

AXIALL CORPORATION

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Table of Contents

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS:

WARREN AVERETT, LLP	3
BABUSH, NEIMAN, KORNMAN & JOHNSON, LLP	4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	16

NOTE: All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

INDEX TO EXHIBITS:	18

23.1 — Consent of Independent Registered Public Accounting Firm — Warren Averett, LLP

23.2 — Consent of Independent Registered Public Accounting Firm — Babush, Neiman, Kornman & Johnson, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

We have audited the accompanying statement of net assets available for benefits of the Eagle US 2 LLC Employee Savings Plan (the “Plan”) for Certain Collective Bargaining Employees as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year). In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule of assets (held at end of year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WARREN AVERETT, LLP
Warren Averett, LLP

Atlanta, Georgia

June 10, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

We have audited the accompanying statements of net assets available for benefits of the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees as of December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year). In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule of assets (held at end of year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BABUSH, NEIMAN, KORNMAN & JOHNSON, LLP
Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 10, 2016

AXIALL CORPORATION

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	December 31,
	2015	2014
ASSETS
Cash	$681	$225
Investments at fair value	41,003,221	38,709,642
Receivables:
Company contributions receivable, net	285,890	108,683
Employee contributions receivable, net	134,653	-
Notes receivable from participants	2,150,953	2,165,352

Total receivables	2,571,496	2,274,035

Net assets available for benefits	$43,575,398	$40,983,902

See accompanying notes to financial statements.

AXIALL CORPORATION

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

December 31,
2015
ADDITIONS TO NET ASSETS:
Interest and dividends	$1,777,086

Contributions:
Participants	5,325,154
Company	3,450,682
Rollovers	35,592

Total contributions	8,811,428

Interest on participant loans	95,488

Total additions	10,684,002

DEDUCTIONS FROM NET ASSETS:
Distributions, withdrawals and other for participants	(4,486,683)
Net depreciation in the fair value of investments	(2,690,247)
Transaction fees	(27,605)
Net transfers-out to affiliate plan	(887,971)

Total deductions	(8,092,506)

NET INCREASE IN NET ASSETS	2,591,496

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	40,983,902

End of year	$43,575,398

See accompanying notes to financial statements.

AXIALL CORPORATION

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Notes to the Financial Statements

As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

1.  PLAN DESCRIPTION

The following description of the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees (the “Plan”) provides only general information pertaining to the Plan. Participants should refer to the official Plan document for complete information.

General — On January 28, 2013, Axiall Corporation acquired substantially all of the assets and liabilities of PPG Industries, Inc.’s (“PPG”) business relating to the production of chlorine, caustic soda and related chemicals (the “Merged Business”), through a merger between a subsidiary of PPG and a subsidiary of the Company (the “Merger”). In conjunction with the Merger, effective as of January 28, 2013, the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees was created to provide defined contribution retirement benefits to certain union employees of the Merged Business covered by collective bargaining agreements. The Merger did not affect any other aspects of the Plan during the year ended December 31, 2013. The sponsorship of the Plan is Eagle US 2 LLC. References to the “Company” or “we” are to Axiall Corporation or Eagle US 2 LLC, as the context may require.

The Plan is a defined contribution plan of which Bank of America, N.A. (the “Trustee”) serves as the trustee. The Plan covers collective bargaining employees of the Merged Business where the collectively bargained agreement provides for participation in the Plan, excluding casual employees, co-operative education students, contract workers, consultants and independent contractors. Specifically, the Plan covers employees represented by the International Chemical Worker’s Union Council, Local 45C at the Natrium Plant in New Martinsville, West Virginia and employees represented by Local Lodge 470 of District 161, International Association of Machinists and Aerospace Workers at the Lake Charles Plant in Lake Charles, Louisiana. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Eligible employees may participate on the first day of the first payroll period that is administratively feasible after the employee’s hire date.

Participants may elect to invest a portion of their accounts in the Company’s common stock fund. That investment may occur either through the profit sharing component of the Plan or through the employee stock ownership plan (“ESOP”) component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for federal income tax purposes.

Employee and Employer Matching Contributions — Participants may elect to contribute in 1 percent increments, a percentage of their eligible compensation as defined in the Plan, and subject to limitations of the Internal Revenue Code of 1986, as amended (“IRC”). Contributions may be made: i) on a pre-tax basis; ii) on an after-tax basis (before February 1, 2014); and iii), on a Roth 401(k) after-tax contribution basis, up to 100 percent of eligible compensation.

Eligible employees who will attain at least age of 50 before the end of the taxable year, are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Company provides “safe harbor matching” contributions on behalf of eligible participants. Effective as of February 1, 2014, the Company’s matching contributions are equal to 100 percent of the employee’s contributions up to the first 3 percent of eligible compensation and 50 percent of the next 2 percent of the employee’s contributions of eligible compensation.

The investments of all contributions are participant-directed. Participants may change their investment elections at any time. Matching contributions are fully vested and nonforfeitable and shall be subject to the withdrawal restrictions.

Employer Discretionary Contributions — Eligible employees of the Merged Business who are covered by collective bargaining agreements at the Company’s Natrium and Lake Charles plants (excluding employees who are eligible to participate in the Eagle US 2 LLC Retirement Pension Plan), are eligible to participate in the Defined Contribution Retirement Program feature of the Plan, under which the Company may make an employer discretionary contribution. Employees designated as utility crew at the Lake Charles plant became eligible effective August 1, 2015. The Company discretionary contribution is 2 percent to 5 percent of the participant’s eligible compensation, as defined by the Plan, depending on the participant’s age and service at the end of each plan year. Effective January 1, 2016, the Company increased its discretionary contributions to a range of between 3 percent to 7 percent for participants in the Lake Charles Plant, as disclosed in Note 8 of the Notes to the Financial Statements.

Effective as of January 1, 2014, the employer contributions to the Defined Contribution Retirement Program are determined, and made, on a yearly basis for participants of the Natrium facility and continue to be made on a monthly basis for participants at the Lake Charles facility.

An eligible participant, who separates from service with the Company and its affiliated companies by reason of retirement, death or disability or who completes at least three years of Vesting Service is deemed fully vested in the contribution related to the Defined Contribution Retirement Program. Vesting Service is the sum of the number of years of “Vesting Service” under the PPG Industries, Inc. Defined Contribution Retirement Plan for Employees Covered by Collective Bargaining Agreements and the PPG Industries, Inc. Defined Contribution Retirement Plan for Employees Covered by the Collective Bargaining Agreement between PPG and the International Association of Machinists and Aerospace Workers, Local Lodge 470 of District 161, as of the effective date of the Plan plus the period of the participant’s employment with the Company and any affiliated companies after the effective date. If the participant’s employment with the Company and its affiliated companies terminates and the employee is rehired within one year, the Vesting Service that was completed before the participant’s employment terminated will be restored immediately. If the employee is rehired more than one year after employment terminates, the prior Vesting Service will be restored only after the employee has completed at least twelve months of benefit service, as defined in the Plan, following the rehire date.

Investment Funds — Assets held in the Plan as of December 31, 2015 and 2014 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.	American Europacific Growth Fund — Class A

b.	Axiall Employer Stock Fund

c.	Boulder Growth and Income Fund

d.	Conestoga Small Capital Growth Fund

e.	Dodge & Cox Stock Fund

f.	Goldman Sachs Small Capital Growth — Institutional Shares

g.	Harbor Capital Appreciation Fund — Class I

h.	Invesco Stable Value Trust

i.	T. Rowe Price Retirement Balance Investment Fund

j.	T. Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055 Funds — Retail Class

k.	Vanguard Institutional Index Fund — Institutional Shares

l.	Vanguard Wellington Fund — Admiral Shares

m.	Wells Fargo Advantage Core Bond Fund

n.	William Blair Small Capital Value Fund — Class I

Benefits/Distributions — Generally, upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may also elect to roll over his or her account into an individual retirement account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000 (effective as of February 1, 2014) or $5,000 (effective as of December 31, 2015). If the participant’s balance is $1,000 or less (effective as of February 1, 2014) or $5,000 or less (effective as of December 31, 2015), the Company has the authority to distribute the balance to the participant in a single lump-sum payment. A participant may make withdrawals from his or her elective contribution account balance after reaching age 59 1⁄2 and must begin receiving distributions at age 70 1⁄2 if the participant has terminated employment by that time.

The Plan also allows participants to withdraw funds from the Plan in the event of financial hardship, as defined by Internal Revenue Service (“IRS”) regulations. Such permissible hardship conditions include purchasing a primary residence, paying post-high-school tuition costs for the participant or dependents, burial or funeral expenses for a participant’s parents, spouse, children or dependents, paying certain medical expenses, preventing eviction from, or foreclosure of the mortgage on a participant’s primary residence, or paying expenses for the repair of casualty-type damages to the participant’s principal residence.

Participant Loans — Participants may borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or 50 percent of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1 percent at the time the loan is approved, and ranged from 4.25 percent to 9.25 percent at both December 31, 2015 and 2014. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have up to two loans outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be longer.

Participant Accounts — Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, allocations of Company contributions and investment income and charged with withdrawals, allocations of investment losses and investment manager expenses. Allocations of investment income or loss and investment manager expenses are based on participant account balances, as provided in the Plan document. The benefits to which participants are entitled are the benefits that could be provided from the participant’s vested account balance.

Administrative Expenses — Administrative expenses, including Trustee fees, are borne by the Company after application of any available revenue sharing. Transaction fees for investment trades are borne by the Plan.

Forfeitures — Allocations of forfeitures are used to reduce future employer matching contributions to the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants become 100 percent vested in all Company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties — The preparation of the financial statements in conformity with GAAP requires the Plan administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including a stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the participant loan is deemed to be a distribution, under applicable IRS guidelines, a benefit payment is recorded and reported for tax purposes.

Valuation of Investments — Investments in mutual funds and common stock are stated at fair value based on quoted market prices. Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments.

Investment Transactions	—	Purchases and sales of investments are recorded on their trade dates.

Income Recognition	—	Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits	—	Benefits are recorded when paid.

3.   NEW ACCOUNTING PRONOUNCEMENTS

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) 2015-07 — Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), which exempts investments measured using net asset value (“NAV”) practical expedient in Topic 820 Fair Value Measurement, from categorization within the fair value hierarchy. This guidance requires retrospective application and is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Management has elected to early adopt the provisions of this Update, and accordingly, has applied the amendment retrospectively, resulting in revision to Note 6. The impact of adopting this amendment is reflected in the financial statements.

In July 2015, the FASB issued ASU 2015-12 — Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Plans (Topic 962); and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts; Part (II) Plan Investment Disclosures; and Part (III) Measurement Date Practical Expedient. The purpose of this Update was to simplify Plan accounting, presentation and disclosures. The provisions are as follows:

i.	The amendments in Part I of this Update designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value; accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

ii.	The amendments in Part II of this Update will eliminate the requirements for plans to disclose (i) individual investments that represent 5 percent or more of net assets available for benefits and (ii) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

iii.	The amendments in Part III of this Update reduce the complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

The Update may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted amendments in Part II of this Update for the 2015 plan year, and the amendments in Part II were retrospectively applied as of December 31, 2014. The amendments in Part III of this Update are not applicable to the Plan.

4.   FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated April 21, 2015 that the Plan and related trust meet the requirements for “qualified plan” status and that the trust meets the requirements for tax-exempt status in accordance with IRC Sections 401(a) and 501(a).

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2015 and 2014, the Plan held 68,545 and 29,005 shares, respectively, of investments in the Company’s Employer Stock Fund. At December 31, 2015 and 2014, the cost basis of this investment was $1,906,765 and $1,248,744, respectively. Axiall Corporation declared dividends of $0.64 per common share for the year ended December 31, 2015.

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1	—	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3	—	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2015 and 2014:

	Fair Value Measurements
	as of December 31, 2015 Using:
Asset Classes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$1,055,592	$-	$-	$1,055,592
Mutual Funds	34,529,957	-	-	34,529,957
Money Market Fund	13,269			13,269

Total	$35,598,818	$-	$-	$35,598,818
Investments measured at NAV(1)(2)				5,404,403

Investments at fair value				$41,003,221

	Fair Value Measurements
	as of December 31, 2014 Using:
Asset Classes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$1,231,851	$-	$-	$1,231,851
Mutual Funds	31,752,801	-	-	31,752,801
Money Market Fund	4,861			4,861

	$32,989,513	$-	$-	$32,989,513
Investments measured at NAV(1)(2)				5,720,129

Investments at fair value				$38,709,642

(1)	In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(2)	In accordance with the adoption of ASU 2015-12 as disclosed in Note 3, if an investment is measured using the NAV per share (or its equivalent) as the practical expedient in ASC 820 and that investment is in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014.

	2015	2014
Net assets available for benefits per the financial statements	$43,575,398	$40,983,902
Current year adjustment from contract value to fair value for fully benefit-responsive stable value trust fund	-	102,277

Net assets available for benefits per the Form 5500, inclusive of transfers	$43,575,398	$41,086,179

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to total gain per the Form 5500 for the period ended December 31, 2015.

2015
Net decrease in net assets available for benefits per the financial statements	$2,591,496
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(102,277)

Net loss and net transfer per the Form 5500	$2,489,219

8.   SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through the date of filing of this Form 11-K, which is the date the financial statements were issued.

Effective January 1, 2016, the Company increased its discretionary contribution under the Defined Contribution Retirement Program feature of the Plan for employees in the Lake Charles plant from a range of 2 percent to 5 percent of eligible compensation to a range of 3 percent to 7 percent of eligible compensation. Eligible compensation consists of base compensation for payroll periods beginning after January 1, 2016. The applicable percentage is based on the eligibility criteria as defined in the Plan.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

AXIALL CORPORATION

Eagle US 2 LLC Employee Savings Plan For Certain Collective Bargaining Employees

Form 5500, Schedule H, Part IV, Line 4i—

Plan Sponsor EIN: 46-1269681, Plan Number—004

Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		Collective Trust:
	Invesco National Trust Company	Collective trust—Invesco Stable Value Fund, 5,404,403 units	**	$5,404,403
		Mutual Funds:
	American Funds	American Funds Europacific Growth Fund, 40,170 shares	**	1,820,489
	Dodge & Cox Fund	Dodge & Cox Stock Fund, 21,969 shares	**	3,575,860
	The Vanguard Group	Vanguard Institutional Index Fund — Institutional Shares, 10,426 shares	**	1,945,751
		Vanguard Wellington Fund — Admiral Shares, 33,810 shares	**	2,148,282
	Harbor Fund	Harbor Capital Appreciation Fund-Institutional Class, 30,398 shares	**	1,848,487
	William Blair Fund	William Blair Small Capital Value Fund, 100,819 shares	**	1,721,985
	Goldman Sachs	Goldman Sachs Small Capital Growth Institutional, 41,059 shares	**	1,318,415
	Wells Fargo Fund	Wells Fargo Advantage Core Bond Fund, 85,342 shares	**	1,077,867
	T. Rowe Price Retirement Funds	T. Rowe Price Retirement Balance Investment Fund, 10,673 shares	**	151,987
		T. Rowe Price Retirement 2005, 837 shares	**	10,405
		T. Rowe Price Retirement 2010, 1,441 shares	**	24,326
		T. Rowe Price Retirement 2015, 31,666 shares	**	433,194
		T. Rowe Price Retirement 2020, 180,461 shares	**	3,553,280
		T. Rowe Price Retirement 2025, 270,554 shares	**	4,044,776
		T. Rowe Price Retirement 2030, 161,713 shares	**	3,526,966
		T. Rowe Price Retirement 2035, 131,238 shares	**	2,072,255
		T. Rowe Price Retirement 2040, 86,439 shares	**	1,951,794
		T. Rowe Price Retirement 2045, 72,157 shares	**	1,093,907
		T. Rowe Price Retirement 2050, 87,492 shares	**	1,114,651
		T. Rowe Price Retirement 2055, 86,175 shares	**	1,095,280
*	Participant Loans	Participant loans (with interest rates ranging from 4.25% to 9.25% and maturities through 03/04/45)	-	2,150,953
		Money Market:
	Boulder Growth	Boulder Growth and Income Fund		13,269
*	Axiall Corporation	Common stock:
		Axiall Corporation Employer Stock Fund, 68,545 shares	**	1,055,592

		Total		$43,154,174

*	Represents a party-in-interest.

**	Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

(Name of Plan)

Employee Benefits Administrative Committee of Eagle US 2 LLC

(Plan Administrator)

Date: June 10, 2016	/s/ RACHEL ROBINSON
	By:	Rachel Robinson, Committee Chair

INDEX TO EXHIBITS

Exhibits identified below are filed herein as exhibits hereto.

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm — Warren Averett, LLP

23.2	Consent of Independent Registered Public Accounting Firm — Babush, Neiman, Kornman & Johnson, LLP